Exhibit 99.2
Shopify Announces Proposed Updates to its Governance Structure
to Support Continued Long-Term Growth

Proposal Sets and Preserves Voting Power of Founder and CEO Tobi Lütke, Introduces New Service-
and Liquidity-Based Sunsets, and Eliminates Intergenerational Transfers of Voting Power

Structure Allows Shopify to Remain Mission-Driven and Merchant-Obsessed

Separately Announces Planned 10-for-1 Split of the Company’s Class A and Class B Shares

Internet, Everywhere – April 11, 2022 – Shopify Inc. (NYSE, TSX: SHOP) (“Shopify” or the “Company”), a provider of essential internet infrastructure for commerce, today announced proposed updates to its governance structure designed to support the Company’s continued long-term growth. The Company will seek shareholder approval to implement the proposed amendments to its articles of incorporation at its upcoming Annual and Special Meeting of shareholders to be held on June 7, 2022 (the “Meeting”).

The proposal, which is the result of a careful and thorough board process conducted under the supervision of a Special Committee of independent directors advised by its own legal counsel and financial advisor, will modernize Shopify’s governance structure to align it more closely with the Company’s long-term market opportunities. As Mr. Lütke detailed in his 2015 letter to shareholders in connection with Shopify’s IPO, Shopify prioritizes long-term value creation as part of its 100-year mission to make commerce better for everyone.

The Company currently has Class A shares with one vote per share and Class B shares with 10 votes per share, with Class B shareholders having a controlling position equivalent to approximately 51% of the total voting power. The current governance structure provides that all Class B shares will convert into Class A shares only when the Class B shares are diluted below a specified threshold, does not impose service-based conditions on ownership of the Class B shares and allows for intergenerational transfers, meaning that a holder can transfer Class B shares to a spouse or child without retaining voting control over the shares.

The proposal, if approved by shareholders and as detailed below, will modernize Shopify’s governance structure and allow Shopify to remain mission-driven and merchant-obsessed while sustaining an innovative culture. The proposal will also strengthen the foundation for long-term stewardship by Mr. Lütke, a proven leader who has delivered significant shareholder value since the Company’s IPO. This stability of leadership is expected to cement the Company’s focus on the long-term to the lasting benefit of merchants, employees and shareholders.

Robert Ashe, Shopify’s Lead Independent Director, stated, “The shift to digital commerce has been supercharged over the last two years, permanently changing the landscape of our industry and positioning Shopify at a key inflection point in its growth story. As we look ahead, the Board undertook a careful review of Shopify’s governance structure to ensure the Company is best positioned to capitalize on the massive opportunities for continued growth and value creation. A Special Committee of independent directors carefully and thoroughly reviewed this proposal and determined that taken together, these changes will enhance Shopify’s strategic flexibility and ability to pursue value-enhancing organic and external opportunities. Tobi is key to supporting and executing Shopify’s strategic vision and this proposal ensures his interests are aligned with long-term shareholder value creation.”

Under the terms of the proposal, Shopify will authorize and issue a new class of share, the Founder share, to Mr. Lütke. The Founder share will provide Mr. Lütke with a variable number of votes that, when combined with the Class B shares beneficially owned by him, his immediate family and his affiliates (including any Class A shares issued in the future upon conversion of his Class B shares and certain other Class A shares acquired after the proposal is implemented), will represent 40% of the total voting power attached to all of the Company’s outstanding shares, effectively setting and preserving Mr. Lütke’s voting power at that level following implementation of the proposal. The Founder share will sunset if Mr. Lütke no longer serves the Company in certain capacities (as an executive officer, board member or consultant whose primary engagement is with the Company) or Mr. Lütke, his immediate family and his affiliates no longer hold a number of Class A and Class B shares equal to at least 30% of the Class B shares currently held by Mr. Lütke and his affiliates. Mr. Lütke will agree that, in the event of a sunset of the Founder share, he will also convert his remaining Class B shares into Class A shares. The Founder share is not transferable by Mr. Lütke.

The Company’s existing Class A and Class B shares will remain outstanding and their terms will not be amended as part of the proposal. As part of the proposal, Mr. Lütke and his affiliates will agree that they will not transfer their Class B shares without Mr. Lütke retaining voting control over such shares, preventing an intergenerational transfer of such voting power.

Following the approval of the proposal by shareholders, Shopify Director John Phillips will convert all Class B shares held by Klister Credit Corp., a company owned by him and Catherine Phillips, into Class A shares. If the conversion occurred today, the total voting power held by Class A shareholders would increase from approximately 49% to approximately 59% of the total voting power attached to all of the Company’s shares. The Special Committee determined the proposed 40% threshold for Mr. Lütke’s voting power was appropriate as it is approximately the voting power he would hold under the current share structure if Klister Credit Corp. were to convert its Class B shares to Class A shares.

The Board, based on the recommendation of the Special Committee, unanimously recommends that shareholders vote in favor of the proposal.

“It has been a privilege to witness the beginning of what I believe will be a long and exciting growth story for Shopify,” said Mr. Phillips. “In the fifteen years since Catherine and I first invested in the Company, we have been impressed time and time again by what this team is capable of achieving under Tobi’s leadership. Since the Company’s IPO, Shopify Class A shares have increased in value from $17 to more than $675 as of March 31, 2022, resulting in total shareholder returns of over 3,850%, significantly outpacing the broader market. My fellow directors and I are confident that shareholder approval of this proposal will provide Shopify with new tools to position the Company for long-term success as it builds on its impressive track record of value creation with Tobi at the helm. Klister’s plan to convert all of its Class B shares, which will result in a loss of its multiple voting rights and the ability to make intergenerational transfers of Class B shares, is intended to help facilitate a smoother transition to the new structure, which I wholeheartedly endorse as being in the best interests of the Company and fair to minority shareholders. I encourage all Shopify shareholders to vote ‘FOR’ this proposal at the Annual and Special Meeting.”

The proposal is expected to be implemented through a plan of arrangement under the Canada Business Corporations Act and is subject to the approval of (1) at least two-thirds of the votes cast by Class A and Class B shareholders present in person or represented by proxy at the Company’s upcoming Meeting, voting together as a single class, and (2) at least the majority of the votes cast by Class A and Class B shareholders (excluding Mr. Lütke and his associates and affiliates) present in person or represented by proxy at the Company’s upcoming Meeting, voting together as a single class. Shareholders of record as of the close of business on April 19, 2022, will be entitled to vote at the Meeting.

Shopify is separately announcing today that its Board has approved a proposed 10-for-1 split of the Company’s Class A and Class B shares to be effected through a separate amendment to its articles of incorporation. The planned share split, which will make share ownership more accessible to all investors, is subject to the approval of at least two-thirds of the votes cast by Class A and Class B shareholders present in person or represented by proxy at the Company’s upcoming Meeting, voting together as a single class. If shareholder approval is received, shareholders of record as of the close of business on June 22, 2022 will receive, after the close of business on June 28, 2022, nine additional Class A shares or Class B shares, as applicable, for every one share held.

Details regarding the proposal, the share split and the Meeting will be set out in the management information circular for the Meeting, which will be filed under the Company’s profile on SEDAR at www.sedar.com and under the Company’s profile on EDGAR at sec.gov, and on our website at investors.shopify.com. The descriptions of the proposal and the share split in this press release do not purport to be complete and are subject to and qualified in their entirety by reference to the management information circular. Shareholders are encouraged to read the management information circular and other relevant materials when they become available.

Morgan Stanley & Co is serving as Shopify’s financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP and Stikeman Elliott LLP are serving as Shopify’s legal counsel. Blair Franklin Capital Partners Inc. is serving as the Special Committee’s financial advisor and McCarthy Tétrault LLP is serving as the Special Committee’s legal counsel. Osler, Hoskin & Harcourt LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation are serving as Mr. Lütke’s legal counsel.

About Shopify
Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix, FIGS, and many more. For more information, visit www.shopify.com.

Forward Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Words such as “expect”, “continue”, “will”, “plan”, and “intend” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the proposal discussed above will be completed on the terms described above. Consummation of the proposal and implementation of the planned share split are subject to numerous factors, many of which are beyond Shopify’s control. The forward-looking statements contained in this press release represent Shopify’s expectations as of the date of this press release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact
Andrew Siegel / Scott Bisang / Viveca Tress
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449